Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176370

Prospectus Supplement No. 5

(to Prospectus dated August 17, 2011)

10,250,000 SHARES

CURRENCYSHARES® SWISS FRANC TRUST

This Prospectus Supplement No. 5 amends and supplements our prospectus dated August 17, 2011 (the “Prospectus”) and should be read in conjunction with, and must be delivered with, the Prospectus, Prospectus Supplement No. 1 dated September 14, 2011, Prospect Supplement No. 2 dated March 20, 2012, Prospectus Supplement No. 3 dated March 30, 2012 and Prospectus Supplement No. 4 dated July 17, 2012.

Under “Risk Factors,” the Risk Factor beginning “If the Depository Becomes Insolvent…” on page 9 of the Prospectus is hereby deleted and replaced in its entirety with the following:

If the Depository becomes insolvent, its assets might not be adequate to satisfy a claim by the Trust or any Authorized Participant. In addition, in the event of the insolvency of the Depository, the U.S. bank of which it is a branch or any local cash correspondent holding the currency on deposit for the benefit of the Trust, there may be a delay and costs incurred in recovering the Swiss Francs held in the Deposit Accounts.

Swiss Francs deposited in the Deposit Accounts by an Authorized Participant are commingled with Swiss Francs deposited by other Authorized Participants and are held by the Depository in either the primary deposit account or the secondary deposit account of the Trust. Swiss Francs held in the Deposit Accounts are not segregated from the Depository’s other assets.

The Trust has no proprietary rights in or to any specific Swiss Francs held by the Depository and will be an unsecured creditor of the Depository with respect to the Swiss Francs held in the Deposit Accounts in the event of the insolvency of the Depository or the U.S. bank of which it is a branch. In the event the Depository, the U.S. bank of which it is a branch or any local cash correspondent holding the currency on deposit for the benefit of the Trust becomes insolvent, the Depository’s assets might not be adequate to satisfy a claim by the Trust or any Authorized Participant for the amount of Swiss Francs deposited by the Trust or the Authorized Participant and, in such event, the Trust and any Authorized Participant will generally have no right in or to assets other than those of the Depository.

In the case of insolvency of the Depository or JPMorgan Chase Bank, N.A., the U.S. bank of which the Depository is a branch, a liquidator may seek to freeze access to the Swiss Francs held in all accounts by the Depository, including the Deposit Accounts. In the case of insolvency of a local cash correspondent, a liquidator may seek to freeze access to the Swiss Francs held in all accounts by such local cash correspondent, including the Deposit Accounts held by such cash correspondent. The Trust and the Authorized Participants could incur expenses and delays in connection with asserting their claims. These problems would be exacerbated by the fact that the Deposit Accounts are not held in the U.S. but instead are held at the London branch of a U.S.

national bank or with a local cash correspondent, where they are subject to English and Swiss insolvency law. Further, under U.S. law, in the case of the insolvency of JPMorgan Chase Bank, N.A., the claims of creditors in respect of accounts (such as the Trust’s Deposit Accounts) that are maintained with an overseas branch of JPMorgan Chase Bank, N.A. or with a local cash correspondent will be subordinate to claims of creditors in respect of accounts maintained with JPMorgan Chase Bank, N.A. in the U.S., greatly increasing the risk that the Trust and the Trust’s beneficiaries would suffer a loss.

The Prospectus shall remain unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is July 20, 2012